Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
TableMAX Gaming, Inc.	Nevada	100%
TableMAX IP Holdings, Inc.	Nevada	100%
TableMAX CA, LLC	California	100%
TableMAX Distribution, LLC	California	100%
TableMAX International, LLC	California	100%
TableMAX Manufacturing, LLC	California	100%